February 16, 2007

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the excellent progress Taseko has made this past year in preparation for the upcoming Annual General Meeting to be held on Thursday, March 15, 2007. Attached is a copy of the proxy materials, providing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact our Investor Services department.

2006 was an exceptional year for Taseko and a breakthrough year for the commodities market. Copper hit new highs of over $4 per pound while molybdenum pricing remained well above average. The Company ended the year with record earnings and a substantial list of accomplishments. The strategies and initiatives that were implemented last year are bearing fruit and further strengthen our resolve to establish a value-focused, growth-oriented company.

Rewarding Investors

The year’s results are impressive: at fiscal year end, our share price stood at $2.40, an 83% gain over 2005. After-tax earnings for 2006 were $32.9 million, a 40% increase from 2005, and cash flow was $55.4 million. The Company sold 50.6 million pounds of copper and 798,000 pounds of molybdenum, posting sales revenue of $161.9 million, surpassing last year’s total of $87.6 million.

In 2006, Gibraltar Mine produced 49.1 million pounds of copper in concentrate and 821,000 pounds of molybdenum in concentrate. The upgrade of the Gibraltar concentrator will increase and stabilize production over the long run. The concentrator expansion and upgrade, involving a new semi-autogenous grinding mill and replacement of the flotation recovery system will improve metal recoveries and reduce site costs. Combined with copper cathode production from the re-commissioned solvent extraction and electrowinning plant, Gibraltar’s efficiencies will be maximized.

Developing Our Strengths

Financial and operational performance are just partial measures of our success. Our long-term future is underpinned by the numerous initiatives we have launched and which now support our growth and financial stability.

Mineral reserve expansion at our operations and development properties is the key ingredient of our strategy for Taseko.

Long reserve life at Gibraltar allows for expansion opportunities that increase production and reduce overall costs. In 2006, reserves at Gibraltar were increased by 74 million tons, a 40% boost from 2005 reserves. Drilling is continuing and we expect that reserves will be expanded again in 2007, further enhancing mine life.

In January 2007, we announced a reserve estimate for our Prosperity project, another important milestone for Taseko.

One of our goals in 2006 was to expand upon our capabilities and foster a dedicated company culture. As a result, Taseko and Ledcor CMI Ltd. terminated the joint venture at Gibraltar and Taseko is now the sole operator of the mine. We would like to acknowledge Ledcor’s assistance during pre-production and start-up, and the staff at the mine which participated in the smooth transition to employment with Taseko.

The Gibraltar site team is now led by Kim Barrowman, who joined Taseko as General Manager of the Gibraltar Mine, responsible for overseeing mine operations. Kim is a mining engineer with 30 years of industry experience in all facets of mine management.

Building Prosperity

Another key component for Taseko’s growth is the advancement of the Prosperity project, one of the largest undeveloped gold-copper deposits in Canada. To help us meet our objectives, we have appointed Scott Jones, General Manager of Project Development for Taseko, to lead the project. Scott is a mining engineer and brings 25 years of mining experience to the project.

We continue to advance feasibility and permitting work at Prosperity. In January 2007, we announced the results of a pre-feasibility level study for the project, establishing 480 million tonnes of mineral reserves, and demonstrating Prosperity’s long-term viability. As we move toward completion of the feasibility study, we expect that the project’s economics will be further improved. In parallel with the feasibility studies, we re-initiated the BC Environmental Assessment process last year. Work is underway to assemble the data needed to determine the project’s environmental and socioeconomic impacts. Ongoing consultations and dialogue with First Nations and other members of the local communities are an essential part of the process.

We cannot talk about Taseko’s growth strategy without discussing our drive to acquire new projects or companies that would complement our portfolio of assets. We will continue to look for acquisitions that enhance our status as an emerging mid-tier mining company based in British Columbia.

Achieving Excellence

At Taseko, we strive to continuously improve all areas of our business. Our objective is to build a stronger company for the benefit of all our stakeholders.

High on the priority list is the health and safety of our employees, who are vital to our success. We have a workplace safety program in place at Gibraltar and I am pleased to report that we had no lost time accidents at the mine in fiscal 2006. Despite this excellent record, we remain vigilant and are constantly seeking to improve our practices.

As stewards of the environment in which we operate, we are proud of our reputation as a responsible mining company. We have had no environmental incidents since Gibraltar re-opened in 2004. In addition, last year Taseko contributed $13 million into its reclamation trust fund, fully funding its reclamation liability for Gibraltar.

Today, a company is judged not only by its financial performance but also by how transparent and accountable it is to its shareholders and stakeholders. This past year, we added another independent Board member, Bill Armstrong, a geological engineer whose specialty over the past 40 years has been project and resource evaluation. Taseko’s Board of Directors, with a broad array of experience and diverse backgrounds, provides leadership and direction to the management team and helps guide corporate activities. We have adopted corporate governance practices and a code of ethics to oversee management decisions and conduct. We are fortunate to have on our Board individuals who have many years of experience in finance and the mining sector as well as a vision of greater success for Taseko.

On behalf of our Board, I want to thank our shareholders for their continuing support. Our accomplishments are made possible by a talented and committed group of people who are dedicated to building a value focused company and optimizing benefits for all our stakeholders. We have had a very successful 2006 and I am looking forward to an even better 2007.

Russell E. Hallbauer
President and Chief Executive Officer